Via Facsimile and U.S. Mail
Mail Stop 6010
								February 7, 2006

Ms. Mary Y. Sammons
President and Chief Executive Officer
Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA  17011

Re:	Rite Aid Corporation
	Form 10-K for Fiscal Year Ended February 26, 2005
	File No. 1-05742

Dear Ms. Sammons:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended February 26, 2005

Financial Statements, page 44

Note 1: Summary of Significant Accounting Policies, page 50

1. We note from page 52 that you classify your store facility costs, including rent, depreciation and utilities as cost of goods sold and from page 53 that you classify your warehousing and outbound freight costs as selling, general and administrative expenses. Please provide us in disclosure type format, revised policy and MD&A disclosures that explain why you classify your store facility costs as cost of goods sold and your warehousing and outbound freight as selling, general and administrative expenses. In your proposed revised disclosure please clearly disclose the amounts of each type of expense for each period presented, and identify the nature of the initiation and destination points of your outbound freight, for example from warehouse to store or from store to customer. In addition, please reference separately in your response any authoritative literature you relied upon to support your classifications.

Note 4: Accounts Receivable, page 59

2. Although you indicate that you believe your securitization transactions qualify for sales treatment under SFAS 140 and that you do not believe that consolidation of the SPE is appropriate under FIN
46R, your disclosure does not appear to provide the bases for your conclusions. Please tell us in detail why you believe your securitization transactions qualify for sales treatment and why you do not consolidate the SPE. In your response, please indicate whether your SPE is a qualifying SPE as defined in paragraph 35 of SFAS 140, and if so, how it qualifies.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Lisa Vanjoske, Assistant Chief
Accountant, at (202) 551-3614. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Ms. Mary Y. Sammons
Rite Aid Corporation
February 7, 2006
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